

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2021

Peter Klamka
Chief Executive Officer
Cordia Corporation
401 Ryland St.
Reno, NV, 89502

> **Re: Cordia Corporation**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed December 23, 2021**
> **File No. 000-51202**

Dear Mr. Klamka:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan Leinwand